Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Members

of Valero GP Holdings, LLC:

We consent to the incorporation by reference in the registration statement (No. 333-137150) on Form S-8 of Valero GP Holdings, LLC of our report dated February 28, 2007, with respect to the consolidated balance sheets of Valero GP Holdings, LLC as of December 31, 2006 and 2005, and the related consolidated statements of income, members’ equity and cash flows for each of the years in the three year period ended December 31, 2006, and all related financial statement schedules, which report appears in the December 31, 2006, annual report on Form 10-K of Valero GP Holdings, LLC.

/s/ KPMG

San Antonio, Texas

February 28, 2007